ECOPETROL S.A. informs about the decision adopted by the Dutch Court on the restructuring process of CB&I N.V., a subsidiary of McDermott International Ltd.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that Refinería de Cartagena S.A.S. (“Reficar”) has been notified of the decision to approve the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V. (“CB&I N.V.”), reached today, March 21, 2024, by the District Court of Amsterdam in the Netherlands, in charge of the restructuring process initiated on September 8, 2023 by McDermott International Ltd. (“McDermott”), on behalf of its subsidiary, CB&I N.V.

Under the plan, presented by an independent expert appointed by the court, Reficar will receive, among other things, convertible preferred shares representing 19.9% of the share capital of McDermott International Ltd., holding company of a group of entities with presence in more than 54 countries which specialize in engineering services for the energy industry and low-carbon solutions and which includes CB&I N.V.

With this judicial decision, Reficar has been able to assert its rights and those of Colombia.

Bogota D.C., March 21, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co